UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
ICAGEN, INC.
(Name of Subject Company (Issuer))
ECLIPSE ACQUISITION CORP. a wholly owned subsidiary of Pfizer Inc.
(Names of Filing Person (Offerors))
Common Stock, $0.001 par value per share (Title of Class of Securities)
45104P104 (CUSIP Number of Class of Securities)

MATTHEW LEPORE PFIZER INC. 235 EAST 42ND STREET NEW YORK, NEW YORK, 10017 (212) 733-2323

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copies to: STEVEN A. WILCOX ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON ST. BOSTON, MA 02199 (617) 951-7319

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee*
Not Applicable*	Not Applicable*
*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

[  ]  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or  Schedule and the date of its filing.

Amount Previously Paid:    Not applicable
Form or Registration No.:     Not applicable
Filing Party:     Not applicable
Date Filed:     Not applicable
[X]   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]      third-party tender offer subject to Rule 14d-1.
[  ]       issuer tender offer subject to Rule 13e-4.
[  ]       going-private transaction subject to Rule 13e-3.
[  ]       amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer:  [   ]
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
[ ] Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
[ ] Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint Press Release issued by Pfizer Inc. and Icagen, Inc. dated July 20, 2011